HOGAN & HARTSON
L.L.P.

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

July 13, 2004

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following documents in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

- Relevant Fact dated May 7, 2004
- Relevant Fact dated June 29, 2004
- Quarterly Report – First Quarter 2004

dlo 7/16

The enclosed documents are furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira

BELGO
Grupo Arcelor

COMPANHIA SIDERÚRGICA BELGO-MINEIRA

RELEVANT FACT

We hereby announce that our subsidiary company BELGO-MINEIRA URUGUAY S.A. (BMU) today (i) converted into shares its Convertible Tradable Bonds (ONCs - Obrigações Negociáveis Conversíveis) issued in May 2001 by Acindar Industria Argentina de Aceros S.A. (ACINDAR), and (ii) exercised its option to purchase all Class A and B common shares owned by the Acevedo Group.

The shares covered by this option and those resulting from the conversion of the ONCs will be transferred to another subsidiary company, BMP SIDERURGIA S.A. (BMPS), which will hold 326,097,815 Class A and B common shares issued by ACINDAR, representing some 66% of its capital, including the current stake, with Belgo thus consolidating Acindar.

The additional price to be paid for exercising the option is some US$ 14,500,000, payable in 3 (three) equal and successive annual installments, with the first falling due in 2009 with interest at the LIBOR rate from year-end 2005 onwards.

Belo Horizonte, May 7, 2004

Marcos Piana de Faria
Director, Finance & Investor Relations

BELGO
Grupo Arcelor

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
PUBLICLY-TRADED COMPANY
CORPORATE TAXPAYER Nº 24.315.012/0001-73

RELEVANT FACT

BELGO hereby informs that it has celebrated a Memorandum of Understanding with Companhia Vale do Rio Doce ("CVRD") aimed at large-scale exploration of the Andrade Mine, currently under enough BELGO exploration to supply the iron ore needs of its João Monlevade steel mill. This shall be a leasing exploration during mine lifetime, with possible partial transfer to CVRD, which will become its operator. Necessary investments shall be made by CVRD, and under any and all circumstances BELGO is ensured the right to ore removal, including for future expansions in Brazil, and entitled to royalties for CVRD-extracted and traded ore, starting in the second semester of 2008, plus an initial amount equivalent to US$ 10 million upon signature of the Leasing Agreement yet to be concluded between the Parties. Complementary surveys and studies shall be carried out, in order to determine ore reserve extension and to define the best mining exploration project. Until such time as the Leasing Agreement is celebrated, the Andrade Mine shall continue to be explored by BELGO, without any change.

Belo Horizonte, June 29, 2004.

Marcos Piana de Faria
C.F.O. and Investor Relations Director

Companhia Siderúrgica Belgo-Mineira Escritório Central Administrativo
Avenida Carandaí, 1115 - 17º ao 26º andares - CEP 30130-915 - Belo Horizonte - MG - Brasil
Tel. (31) 3219-1122 - Fax (31) 3273-2927
www.belgo.com.br



BELGO
Grupo Arcelor





INFORMATIVO TRIMESTRAL

1° trimestre de 2004

QUARTERLY REPORT

1st quarter 2004

Sumário do Desempenho do 1º Trimestre de 2004

SETOR DE SIDERURGIA

Volume de produção de laminados com aumento de 9,7% em relação ao 1° trimestre de 2003

Volume de vendas	+	**11,3%**
Vendas no mercado interno	+	4,5%
Vendas no mercado externo	+	36,9%

Produtividade: 1.095 t/homem/ano, 20,2% superior às 911 t/homem/ano obtidas no mesmo período do ano anterior.

CONSOLIDADO

Geração de Caixa – EBITDA de R$ 325,9 milhões, 10,1% acima dos R$ 296,0 milhões do 1º trimestre de 2003
Lucro Líquido de R$ 186,0 milhões
Investimentos realizados de R$ 83,6 milhões

CONTROLADORA

Lucro Operacional – EBIT de R$ 77,0 milhões
Geração de Caixa – EBITDA de R$ 92,5 milhões
Equivalência Patrimonial de R$ 178,2 milhões
Lucro Líquido de R$ 163,0 milhões

ACINDAR: A Empresa mostra bons resultados operacionais, favorecida pelo volume das vendas internas e externas, com margens bem satisfatórias. A renegociação da dívida encontra-se em fase avançada, aguardando a homologação do Acordo Preventivo Extrajudicial - APE. No dia 7 de maio de 2004 a Belgo converteu as ONCs emitidas em maio de 2001 em ações da ACINDAR e exerceu a opção de compra do Grupo ACEVEDO, passando a deter cerca de 66% do capital total da ACINDAR.

BMP Siderurgia S.A: Contribuiu expressivamente para o lucro líquido da Controladora com uma participação de R$ 147,8 milhões.

Performance Summary 2004's First Quarter

STEEL SECTOR

A 9.7% rolled product output increase vis-a-vis 2003's first quarter. Sales volume:

Total sales	+	***11.3%***
Domestic market	+	*4.5%*
Exports	+	*36.9%*

Productivity: *1,095 t/man/year, an increase of 20,2% compared to the 911 t/man/year reached in the same period of the last year.*

CONSOLIDATED

Cash generation (EBITDA): R$ 325.9 million, *10.1% above the R$ 296.0 million in 2003's first quarter*
Net profit: R$ 186.0 million
Investments: R$ 83.6 million

PARENT COMPANY

Operating profit (EBIT) : R$ 77.0 million
Cash generation (EBITDA) : R$ 92.5 million
Equity earnings : R$ 178.2 million
Net profit : R$ 163.0 million

ACINDAR: *Good operating results, favored by volume of home and foreign sales - margins are quite satisfactory. Debt renegotiation at an advanced stage, currently awaiting homologation of Extralegal Preventive Agreement - APE. In March 4, 2004, Belgo converted the ONC's (Argentine stock-convertible papers), issued in May/2001 into Acindar shares, besides exercising the right of buying the Acindar shares formerly held by Acevedo Group, reaching 66% of total Acindar stock.*

BMP Siderurgia S.A: *Significant contribution of R$147.8 million to Parent Company's net profits.*

Comentário do Desempenho dos Primeiros Trimestres de 2004 e 2003

Comments on 2004 and 2003 First Quarters' Performance

A Empresa apresenta a análise do desempenho operacional e financeiro dos primeiros trimestres de 2004 e 2003 e do primeiro trimestre de 2004 comparado ao quarto trimestre do ano anterior.

Operating and financial analysis of the first quarter 2004 as compared to the previous year's first and fourth quarters.

PRODUÇÃO E VENDAS DAS EMPRESAS BELGO

BELGO COMPANIES' OUTPUT AND SALES

Os volumes e as variações da produção estão assim demonstrados por setores e produtos:

Output volumes and variations broken down by sector and by product:

Quadro 1 — ***Chart 1***

x 10^3 t	2003 1T	2003 2T	2003 3T	2003 4T	2004 1T	Δ % 1T04 / 4T03	Δ % 1T04 / 1T03
SETOR DE SIDERURGIA - ***STEEL SECTOR***							
AÇO BRUTO - ***CRUDE STEEL***							
Controladora* - *Parent Company**	487,1	508,6	307,5	281,7	307,8	9,3	(36,8)
BMPS**	222,4	206,5	428,7	444,6	449,2	1,0	102,0
Total	**709,5**	**715,1**	**736,2**	**726,3**	**757,0**	**4,2**	**6,7**
LAMINADOS - ***ROLLED PRODUCTS***							
Controladora* e Itaúna - *Parent Company* and Itaúna*	453,4	465,4	302,0	295,8	317,3	7,3	(30,0)
BMPS**	223,2	205,2	354,4	378,5	425,0	12,3	90,4
Total	**676,6**	**670,6**	**656,4**	**674,3**	**742,3**	**10,1**	**9,7**
SETOR DE TREFILARIAS - ***WIRES SECTOR***							
BMB / BBA / JOSSAN	151,0	144,5	146,4	136,4	156,7	14,9	3,7
Total	**151,0**	**144,5**	**146,4**	**136,4**	**156,7**	**14,9**	**3,7**

(*) A partir do 2º semestre de 2003, somente a Usina de Monlevade
(**) 1º semestre de 2003, com a Usina de Juiz de Fora (BMP) e, a partir do 2º semestre de 2003, com as Usinas de Juiz de Fora, Piracicaba e Vitória

(*) Monlevade Plant only, starting in 2003's third quarter
(**) In the 1st half of 2003, with Juiz de Fora plant; in the 2nd half of 2003 onwards, with Juiz de Fora, Piracicaba and Vitória plants

No Setor de Siderurgia, a produção de aço bruto e de laminados do 1º trimestre de 2004 registrou volumes superiores aos do mesmo período de 2003, em 6,7% e 9,7% respectivamente.

In Steel Sector, crude steel and rolled product output in 2004's first quarter surpassed the same period in 2003 by 6.7% and 9.7% respectively.

A produção de aço bruto e de laminados registra evolução de 4,2% e de 10,1%, respectivamente, quando comparada à do trimestre anterior.

Crude steel and rolled product output evolved 4.2% and 10.1%, respectively, as compared to previous quarter.

No Setor de Trefilarias a produção do 1º trimestre de 2004 cresceu 3,7% em relação ao mesmo período de 2003 e 14,9% quando comparada ao trimestre anterior.

Wires Sector's ouput increased 3.7% in 2004's first quarter vis-a-vis the same period in 2003 and 14.9% when compared to the previous quarter.

As vendas de laminados e trefilados por mercados estão distribuídas conforme tabela abaixo:

Rolled and drawn product sales broken down by markets:

Quadro2

Chart 2

x 10^3 t	2003 1T	2T	3T	4T	2004 1T	Δ % 1T04 / 4T03	Δ % 1T04 / 1T03
SETOR DE SIDERURGIA(*) - *STEEL SECTOR (*)*							
Mercado Interno - *Domestic market*							
Controladora** e Itaúna - *Parent Company and Itaúna*	330,5	324,4	180,1	176,0	196,6	11,7	(40,5)
BMPS***	168,4	119,1	288,8	297,4	324,7	9,2	92,8
Total	**498,9**	**443,5**	**468,9**	**473,4**	**521,3**	**10,1**	**4,5**
Mercado Externo - *Exports*							
Controladora** - *Parent Company***	101,0	153,2	93,8	118,4	104,0	(12,2)	3,0
BMPS***	31,3	49,1	173,1	159,7	77,1	(51,7)	146,3
Total	**132,3**	**202,3**	**266,9**	**278,1**	**181,1**	**(34,9)**	**36,9**
Venda Total do Setor de Siderurgia - *Steel Sector Total Sales*	**631,2**	**645,8**	**735,8**	**751,5**	**702,4**	**(6,5)**	**11,3**
SETOR DE TREFILARIAS - *WIRES SECTOR*							
Mercado Interno - *Domestic market*							
BMB / BBA / JOSSAN	124,8	118,8	131,8	113,5	137,8	21,4	10,4
Mercado Externo - *Exports*							
BMB / BBA / JOSSAN	24,6	22,1	20,6	15,5	18,1	16,8	(26,4)
Venda Total do Setor de Trefilarias - *Wires Sector Total Sales*	**149,4**	**140,9**	**152,4**	**129,0**	**155,9**	**20,9**	**4,4**

(*) Inclui vendas para empresas de trefilarias
(**) A partir do 2º semestre de 2003, somente a Usina de Monlevade e a Fábrica de Sabará
(***) 1º semestre de 2003, com a Usina de Juiz de Fora (BMP) e, a partir do 2º semestre de 2003, com as Usinas de Juiz de Fora, Piracicaba e Vitória

(*) Including sales to drawing companies
(**) Monlevade Plant only, starting in 2003's third quarter
(***) In the 1st half of 2003, with Juiz de Fora plant; in the 2nd half of 2003 onwards, with Juiz de Fora, Piracicaba and Vitória plants

No Setor de Siderurgia, as vendas de laminados no mercado interno do 1º trimestre de 2004 cresceram 4,5% quando comparadas ao mesmo período de 2003 e 10,1% se considerado o trimestre anterior.

No mercado externo as vendas de laminados do 1º trimestre de 2004 cresceram 36,9%.

A venda total do Setor de Siderurgia registrou, no primeiro trimestre de 2004, um aumento de 11,3%.

No Setor de Trefilarias o crescimento foi de 4,4%, devendo se ressaltar o maior volume de vendas para o mercado interno de 10,4% quando comparado a idêntico período de 2003 e de 21,4% com relação ao trimestre anterior.

In Steel Sector, domestic market sales of rolled products in 2004's first quarter increased 4.5% if compared to the same period in 2003 and 10.1% vis-a-vis the previous quarter.

In the Exports, rolled product sales grew a hefty 36.9% in 2004's first quarter.

Overall Steel Sector sales increased 11.3% in the first quarter of 2004.

Wires Sector's sales went up 4.4%. Numbers standing out are 10.4% more sales in the domestic market, when compared to the same period in 2003, and 21.4% vis-a-vis the previous quarter.

Quadro 3 - Destaques Financeiros - Consolidados ***Chart 3 - Financial Highlights - Consolidated***

R$ milhões R$ million	1T	2003 4T	2004 1T	Δ % 1T04 / 4T03	Δ % 1T04 / 1T03
Receita líquida - ***Net revenue***	**909,0**	**960,2**	**1.045,2**	**8,9**	**15,0**
Lucro operacional (EBIT) - *Operating profit (EBIT)*	**259,6**	**276,0**	**281,7**	**2,1**	**8,5**
Margem EBIT - *EBIT margin*	28,6%	28,7%	27,0%		
Receitas (Despesas) financeiras - *Financial revenues (expenses)*	19,4	0,5	(1,3)		
Variações monetárias e cambiais - *Monetary and exchange variations*	1,1	(4,6)	(3,7)	(19,6)	
Amortização de ágio - *Premium amortization*	(0,1)	(88,8)	(81,0)	(8,8)	
Equivalência Patrimonial - *Equity earnings*	21,0	(62,6)	53,7		155,7
Outras receitas (despesas) operacionais - *Other operating revenues (expenses)*	(54,3)	92,5	(34,7)		(36,1)
Receitas (despesas) não operacionais - *Non operating revenues (expenses)*	(10,7)	(53,9)	(5,3)	(90,2)	(50,5)
Imposto de Renda /Contribuição social - *Income tax / Social charges*	(91,8)	(30,0)	(58,2)	94,0	(36,6)
Lucro líquido - ***Net profit***	**198,3**	**96,7**	**186,0**	**92,3**	**(6,2)**
Parcela do grupo - *Group share*	159,6	70,2	163,5	132,9	2,4
Geração de Caixa (EBITDA) - ***Cash generation (EBITDA)***	**296,0**	**320,1**	**325,9**	**1,8**	**10,1**
Margem EBITDA - *EBITDA margin*	32,6%	33,3%	31,2%		
Investimentos - *Investments*	78,7	105,1	83,6	(20,5)	6,2
Endividamento líquido - *Net debt*	749,5	398,2	535,5	34,5	(28,6)
Disponível - *Cash and bank deposits*	461,0	671,6	571,1	(15,0)	23,9
No final do período: - ***At period's end:***					
Patrimônio líquido - *Shareholders' equity*	2.674,1	3.654,5	3.888,8	6,4	45,4
- Acionistas não controladores - *Minority shareholders*	238,4	287,8	304,2	5,7	27,6
- Parcela do grupo - *Group share*	2.435,7	3.366,7	3.584,6	6,5	47,2
Ativo total - *Total assets*	5.392,9	6.275,8	6.454,0	2,8	19,7
Nº de empregados - ***Nr. of employees***	**7.003**	**6.989**	**7.049**	**0,9**	**0,7**

A receita líquida consolidada foi de R$ 1.045,2 milhões, 15% superior à do ano passado. No mercado interno, a receita líquida apurada foi de R$ 850,2 milhões (+15,1%) e no mercado externo foi de R$ 195,0 milhões (+14,4%). Os maiores volumes físicos nas vendas de laminados e de trefilados, o melhor mix de produtos e os melhores preços praticados tanto no mercado interno quanto no externo contribuiram para o desempenho da receita líquida total.

Os custos operacionais estão sendo pressionados por aumentos nos preços de energia elétrica, coque, sucata e gusa.

O lucro operacional (EBIT), antes das despesas financeiras, foi de R$ 281,7 milhões e a geração de caixa EBITDA alcançou R$ 325,9 milhões, superior em 10,1% ao 1º trimestre de 2003.

A margem EBITDA do consolidado foi de 31%.

A amortização de ágio decorrente do processo de capitalização da BMPS, no valor de R$ 81 milhões, refere-se à parcela de 3/60 ocorrida no trimestre.

Os investimentos consolidados somaram R$ 83,6 milhões e foram dirigidos para o aumento da capacidade da Usina de Piracicaba, para os investimentos em meio ambiente na Usina de João Monlevade, com a instalação do precipitador eletrostático, para aquisição de terreno na Usina de Vitória e para melhorias industriais e aperfeiçoamento de logísticas diversas nos setores

Consolidated net revenue was R$ 1,045.2 million, 15% above last year's figure, broken down as R$ 850.2 million (+15.1%) in the Domestic market and R$ 195.5 million (+14,4%) in the Exports. Greater physical volumes in rolled and drawn product sales, a better product mix and the best prices in both domestic and foreign markets have contributed to the overall net revenue performance.

Operating costs are being pressured by electric power, coke, scrap and pig iron price increases.

Operating profit (EBIT) before financial expenses was R$ 281.7 million and EBITDA cash generation reached R$ 325.9 million, surpassing by 10.1% the figure in 2003's first quarter.

Consolidated EBITDA margin came to 31%.

The premium amortization due to BMPS' capitalization process, amounting R$ 81 million, is related to the 3/60 installment overcome in the quarter.

Consolidated investments added up to R$ 83.6 million and were earmarked to Piracicaba Plant capacity increase, for environmental purposes in the João Monlevade Plant, with the electrostatic precipitator installation, land acquisition for the Vitória Unit, for industrial improvement and varied logistics enhancement in Steel and Wires Sectors.

Dentro do processo de reestruturação das Empresas Belgo, ocorreu, em 1º de janeiro de 2004, a cisão da BMP e a incorporação da parte cindida na BMPS, já mencionadas como evento subsequente nas Demonstrações Contábeis de 2003.

As part of Belgo's reestructuring process, on January 1st, 2004 BMP was split and BMPS's split part was incorporated - already described in the "Subsequent Events" chapter of our 2003 Financial Statements.

Fluxo de Caixa Consolidado

Consolidated Cash Flow

Quadro 4 *Chart 4*

R$ milhões R$ million	1T	2003 4T	2004 1T	Δ % 1T04 / 4T03	Δ % 1T04 / 1T03
Lucro líquido - ***Net profit***	**159,6**	**70,2**	**163,5**	**132,9**	**2,4**
Depreciações / amortizações - *Depreciation / amortization*	36,3	43,9	44,1	0,5	21,5
Participação do acionista não controlador - *Participation of minority shareholder*	38,7	26,5	22,5	(15,1)	(41,9)
Participações em empresas controladas - *Participation in subsidiaries*	(21,0)	62,6	(53,7)		155,7
Amortização de ágio - *Premium amortization*	0,1	88,9	81,0	(8,9)	
Resultado da alienação do ativo permanente, líquidas - *Fixed asset net sales*	17,2	9,4	3,0	(68,1)	(82,6)
Imposto de Renda e contribuição social diferidos - *Deferred income tax and social contribution*	91,8	30,0	58,1	93,7	(36,7)
Outros (principalmente juros e var. cambial) - *Others (mainly interest and exchange variation)*	12,1	114,5	30,2	(73,6)	149,6
(Aumentos) reduções de ativos: - ***Assets (increase) decrease:***					
Clientes - *Clients*	(41,0)	35,8	(62,3)		52,0
Estoques - *Inventories*	(15,4)	(40,1)	(17,5)	(56,4)	13,6
Outros ativos - *Other assets*	(52,7)	(86,8)	(66,5)	(23,4)	26,2
Aumentos (reduções) de passivos: - ***Liabilities increase (decrease):***					
Fornecedores - *Suppliers*	(90,8)	77,5	17,6	(77,3)	
Outros passivos - *Other liabilities*	46,2	(80,7)	(38,3)	(52,5)	
Fluxo de caixa das atividades operacionais - ***Operating cash flow***	**181,1**	**351,7**	**181,7**	**(48,3)**	**0,3**
(Aquisição) alienação de investimentos - *investment (acquisition) divesting*	(100,7)	(32,4)	2,8		
(Aquisição) alienação de imobilizado e diferido - *Fixed asset and deferral (acquisition) divesting*	(77,1)	(126,2)	(76,7)	(39,2)	(0,5)
Fluxo de caixa das atividades de investimentos - ***Investment cash flow***	**(177,8)**	**(158,6)**	**(73,9)**	**(53,4)**	**(58,4)**
Aumento (redução) dos empréstimos e financiamentos - *Loan and financing increase (decrease)*	15,9	96,5	(58,4)		
Emissão (resgate) de debêntures e outros - *Issuing (redeeming) debentures and others*	(8,1)	(5,4)	(8,8)	63,0	8,6
Pagamento de dividendos/juros capital próprio - *Dividends/interest equity payment*	(84,9)	(29,7)	(141,2)	375,4	66,3
Fluxo de caixa das atividades financeiras - ***Financial activities' cash flow***	**(77,1)**	**61,4**	**(208,4)**		**170,3**
Aumento (redução) das disponibilidades - ***Cash increase (decrease)***	**(73,8)**	**254,5**	**(100,6)**		**36,3**
Disponibilidades no início do período - *Cash at the start of the period*	534,8	417,1	671,7	61,0	25,6
Disponibilidades no fim do período - ***Cash at the end of the period***	**461,0**	**671,6**	**571,1**	**(15,0)**	**23,9**

O fluxo de caixa das atividades operacionais não variou em relação ao ano passado, e quando comparado ao último trimestre de 2003 verifica-se uma redução devida principalmente ao aumento de capital de giro que considera a sazonalidade de final de ano.

Foram pagos em janeiro de 2004 R$ 141,2 milhões de Juros sobre Capital Próprio, o que justifica a redução das disponibilidades.

Operating cash flow did not vary vis-a-vis last year and, if compared to 2003's last quarter, there has been a reduction due mainly to working capital increase, which takes into account year-end's seasonality.

R$ 141.2 million Interest on Equity were paid up in January 2004, thus justifying cash decrease.

Endividamento Líquido Consolidado

Consolidated Net Debt

Na tabela abaixo, ilustramos a composição, o perfil e a moeda dos financiamentos da Companhia:

The table below illustrates Company financing's makeup, profile and currency:

Quadro 5 - Composição do Endividamento *Chart 5 - Net Debt*

R$ milhões R$ million	1T 2003 Total	4T 2003 Total	Em R$	Em US$	1T 2004 Total
Belgo	193,4	131,1	166,6	74,1	240,7
Demais do setor siderurgia - *Others in Steel Sector*	284,2	159,9	263,3	25,8	289,1
Trefilaria - *Wire drawing*	57,3	53,5	(30,4)	-	(30,4)
Guilman-Amorim - *Guilman-Amorim Powerplant*	221,2	77,9	(11,0)	91,3	80,3
Outras - *Others*	(6,6)	(24,2)	(20,3)	(23,9)	(44,2)
Total da dívida líquida - ***Total net debt***	**749,5**	**398,2**	**368,2**	**167,3**	**535,5**
- Divida curto prazo - *Short term debt*	(10,8)	(180,1)	(14,5)	(80,6)	(95,1)
- Dívida longo prazo - *Long term debt*	760,3	578,3	382,7	247,9	630,6
Dívida líquida / EBITDA - ***Net debt / EBITDA***	**0,6**	**0,3**			**0,4**

O endividamento líquido consolidado aumentou em R$ 137,3 milhões se considerado o valor registrado em 31/12/2003 de R$ 398,2 milhões, acréscimo este justificado pelo pagamento de dividendos sob a forma de Juros sobre o Capital Próprio.

Em relação ao valor apurado no final do 1º trimestre de 2003 houve uma redução de R$ 214,0 milhões resultado da adoção da política de amortização das Empresas Belgo e da mudança de critério para a consolidação proporcional da dívida da Usina Hidrelétrica Guilman-Amorim.

O endividamento em moeda estrangeira representa 31,2% do total consolidado e o índice de cobertura (Dívida líquida / EBITDA anualizado) é de apenas 0,41, o que vem demonstrar o baixo de endividamento das Empresas Belgo.

Consolidated net debt increased by R$ 137.3 million, if the R$ 398,2 million amount on 12/31/2002 is taken into consideration. Such increase is justified by dividend payment as Interest on Equity.

A R$ 214.0 million reduction at the end of 2003's first quarter was the outcome of the Belgo Companies adopting an amortization policy and of a criteria change for proportional consolidation of the Guilman-Amorim Hydroelectric Powerplant debt.

Foreign currency indebtedness is 31.2% of the consolidated total, and the coverage ratio (Net Debt / annualized EBITDA) is but a scant 0.41 – showing how low the Belgo Companies' debt is.

ENDIVIDAMENTO LÍQUIDO - R$ MILHÕES
NET DEBT


875,6
675,1
398,2
535,5
2001
2002
2003
1T04

EBITDA


Margem
EBITDA
740,8
995,2
1161,7
325,9
31,3%
31,4%
30,7%
31,2%
2001
2002
2003
1T04

ROCE %


21,9
28,5
27,9
31,6
2001
2002
2003
1T04

Destaques por Setor Empresas Belgo

Highlights by Sector Belgo Companies

Os quadros abaixo mostram nos primeiros trimestres de 2003 e 2004, a receita líquida, a geração de caixa (EBITDA) e o lucro operacional (EBIT) obtidos nos setores das Empresas Belgo, como também as respectivas eliminações entre companhias. Há que se considerar para análise dos indicadores de margens EBITDA e EBIT que estão incluídas as vendas do Setor de Siderurgia para o Setor de Trefilarias, na receita líquida.

The charts below show the Belgo Companies' net revenue, cash generation (EBITDA) and operating profit (EBIT) figures in the first quarters of 2003 and 2004 as well as the respective inter-company eliminations. For purposes of analyzing EBITDA and EBIT margin indicators, sales by the Steel Sector to the Wires Sector have been included in the net revenue.

Quadro 6 ***Chart 6***

R$ milhões	1T 2003				
R$ million	Receita líquida - *Net Revenue*	EBITDA	%	EBIT	%
Setor de Siderurgia - *Steel Sector*	708,8	175,6	24,8	154,2	21,8
Setor de Trefilaria - *Wires Sector*	356,4	98,3	27,6	86,5	24,3
Setor de Serviços - *Services*	43,8	20,0	45,7	16,9	38,6
Eliminações - *Disposal*	(199,9)	2,0		2,0	
Total	**909,1**	**295,9**	**32,5**	**259,6**	**28,6**

R$ milhões	1T 2004				
R$ million	Receita líquida - *Net Revenue*	EBITDA	%	EBIT	%
Setor de Siderurgia - *Steel Sector*	838,4	231,7	27,6	202,1	24,1
Setor de Trefilaria - *Wires Sector*	382,7	83,4	21,8	70,9	18,5
Setor de Serviços - *Services*	31,7	9,2	29,0	7,0	22,1
Eliminações - *Disposal*	(207,6)	1,6		1,6	
Total	**1.045,2**	**325,9**	**31,2**	**281,6**	**26,9**

Dados Combinados do Setor de Siderurgia

Combined Steel Sector Data

As seguintes empresas estão combinadas nas informações do Setor de Siderurgia: Belgo, BMPS, Itaúna, BMP, Belgopar e BMU.

The following companies have been combined for purposes of Steel Sector information: Belgo, BMPS, Itaúna, BMP, Belgopar and BMU.

Quadro 7 *Chart 7*

R$ milhões R$ million	2003 1T	2003 4T	2004 1T	Δ % 1T04 / 4T03	Δ % 1T04 / 1T03
Receita bruta - *Gross revenue*	934,0	1.074,8	1.126,3	4,8	20,6
Receita líquida - *Net revenue*	708,8	822,9	838,4	1,9	18,3
Mercado interno - *Domestic market*	593,1	620,6	681,2	9,8	14,9
Mercado externo - *Exports*	115,7	202,3	157,2	(22,3)	35,9
Lucro operacional (EBIT) - *Operating profit (EBIT)*	**154,2**	**167,2**	**202,1**	**20,9**	**31,1**
Receitas financeiras - *Financial revenue*	70,8	37,1	35,7	(3,8)	(49,6)
Despesas financeiras - *Financial expenses*	(47,4)	(38,2)	(37,5)	(1,8)	(20,9)
Variações monetárias e cambiais - *Monetary and exchange variations*	(11,4)	(4,3)	(2,8)	(34,9)	(75,4)
Amortização de ágio - *Premium amortization*	0,0	(254,2)	(80,2)	(68,2)	
Equivalência patrimonial - *Equity earnings*	75,5	(54,8)	248,1		228,6
Lucro líquido - *Net profit*	**168,2**	**66,4**	**319,5**	**381,2**	**90,0**
Geração de Caixa (EBITDA) - *Cash Generation (EBITDA)*	**175,6**	**196,8**	**231,7**	**17,7**	**31,9**
Investimentos - *Investments*	62,4	74,0	68,9	(6,9)	10,4
Endividamento líquido - *Net debt*	528,0	357,8	535,0	49,5	1,3
Nº de empregados - *Nr. of employees*	**4.187**	**4.234**	**4.254**	**0,5**	**1,6**

Por se tratar de dados combinados o lucro líquido está influenciado pelo resultado de equivalência patrimonial e não contempla eliminações entre as Empresas Belgo.

Because of being combined data, net profit is influenced by equity earnings and it does not consider the intercompany disposals.

Dados Combinados do Setor de Trefilarias

Wires Sector Combined Data

Quadro 8 - Dados Combinados: BBA + Jossan + BMB

Chart 8 - Combined Data: BBA + Jossan + BMB

R$ milhões R$ million	2003 1T	 4T	2004 1T	Δ % 1T04 / 4T03	Δ % 1T04 / 1T03
Receita bruta - *Gross revenue*	456,3	424,6	506,3	19,2	11,0
Receita líquida - *Net revenue*	**356,4**	**324,2**	**382,7**	**18,0**	**7,4**
Mercado interno - *Domestic market*	303,2	292,4	345,4	18,1	13,9
Mercado externo - *Exports*	53,2	31,8	37,3	17,3	(29,9)
Lucro operacional (EBIT) - *Operating profit (EBIT)*	**86,5**	**66,6**	**70,9**	**6,5**	**(18,0)**
Receitas (Despesas) financeiras - *Financial revenue (expenses)*	(4,2)	(4,4)	(4,0)	(9,1)	(4,8)
Variações monetárias e cambiais - *Monetary and exchange variations*	(1,6)	(1,4)	(0,6)	(57,1)	(62,5)
Equivalência Patrimonial - *Equity earnings*	18,8	10,8	10,6	(1,9)	(43,6)
Lucro líquido - *Net profit*	**77,8**	**56,1**	**58,7**	**4,6**	**(24,6)**
Geração de Caixa (EBITDA) - *Cash generation (EBITDA)*	**98,3**	**78,6**	**83,4**	**6,1**	**(15,2)**
Investimentos - *Investments*	8,7	22,1	5,4	(75,6)	(37,9)
Endividamento líquido - *Net debt*	6,6	(13,6)	(38,6)	183,8	
N° de empregados - *Nr. of employees*	**2.199**	**2.174**	**2.213**	**1,8**	**0,6**

No quadro abaixo apresentamos os destaques financeiros e alguns indicadores da Controladora.

Parent Company financial highlights and some indicators are shown in the chart below.

Quadro 9 - Destaques Financeiros - Controladora

Chart 9 - Financial Highlights - Parent Company (R$ million)

R$ milhões R$ million	1T	2003 4T	2004 1T	Δ % 1T04 / 4T03	Δ % 1T04 / 1T03
Receita bruta - *Gross revenue*	631,2	410,0	434,1	5,9	(31,2)
Receita líquida - *Net revenue*	**477,6**	**306,1**	**318,2**	**4,0**	**(33,4)**
Mercado interno - *Domestic market*	389,8	214,6	227,2	5,9	(41,7)
Mercado externo - *Exports*	87,8	91,5	91,0	(0,5)	3,6
Lucro operacional (EBIT) - *Operating profit (EBIT)*	**122,1**	**67,5**	**77,0**	**14,1**	**(36,9)**
Receitas (Despesas) financeiras - *Financial revenue (expenses)*	42,6	(1,5)	(11,5)	666,7	
Variações monetárias e cambiais - *Monetary and exchange variations*	3,8	3,2	(0,5)		
Amortização de ágio - *Premium amortization*	-	-	(52,7)		
Equivalência Patrimonial - *Equity earnings*	57,7	(72,2)	178,2		208,8
Outras receitas (Despesas) operacionais - *Other operating revenue (expenses)*	(7,2)	102,7	(17,8)		147,2
Receitas (Despesas) não operacionais - *Non operating revenue (expenses)*	(11,3)	(33,1)	(2,6)	(92,1)	(77,0)
Imposto de Renda /Contribuição social - *Income tax/social charges*	(56,3)	(1,9)	(25,0)		(55,6)
Lucro líquido - *Net profit*	**158,6**	**64,3**	**163,0**	**153,5**	**2,8**
Geração de Caixa (EBITDA) - *Cash generation (EBITDA)*	**141,8**	**82,9**	**92,5**	**11,6**	**(34,8)**
Investimentos - *Investments*	59,5	42,2	24,7	(41,5)	(58,5)
Aumento (redução) capital de giro operacional - *Operating working capital increase (decrease)*	2,2	131,9	8,3	(93,7)	277,3
Endividamento líquido - *Net debt*	193,4	131,1	240,7	83,6	24,5
Disponível - *Cash and bank deposits*	373,0	269,0	222,1	(17,4)	(40,5)
No final do período: - *At period's end:*					
Patrimônio líquido - *Shareholders' equity*	2.449,2	2.694,8	2.859,0	6,1	16,7
Ativo total - *Total assets*	3.774,3	3.935,1	4.055,5	3,1	7,5
ROCE (%)	28,0	(0,7)	34,5		
ROE (%)	26,8	9,4	23,5		
Por lote de 1.000 ações: - *Per 1,000 shares:*					
Lucro líquido - *Net profit*	22,61	9,16	23,23	153,6	2,7
Patrimônio líquido - *Shareholders' equity*	349,10	384,10	407,50	6,1	16,7
Nº de empregados - *Nr. of employees*	**2.932**	**1.937**	**1.934**	**(0,2)**	**(34,0)**

Na análise dos resultados da Controladora devemos considerar que:

1) A BMP Siderurgia S/A - BMPS incorporou, em junho de 2003, a operação da Usina de Juiz de Fora e, em 30 de junho, assumiu as operações das Usinas de Vitória e Piracicaba. Assim agindo a BMPS concentrou todo o parque fabril de produtos destinados à construção civil, bem como a comercialização dos produtos Belgo por intermédio dos Centros de Distribuição e Depósitos.

2) A Controladora, a partir de julho de 2003, passou a operar apenas a Usina de João Monlevade e a Fábrica de Sabará.

Estes movimentos societários e patrimoniais inviabilizam a comparabilidade nos resultados dos primeiros trimestres de 2004 e 2003.

Entretanto, a análise comparativa do 1º trimestre de 2004 com o último trimestre de 2003, quando a nova estrutura organizacional já estava definida, mostra evolução do lucro operacional (EBIT) e na geração de caixa (EBITDA) que cresceram 14,1% e 11,6%, respectivamente.

A equivalência patrimonial contribuiu expressivamente para a formação do lucro líquido da Controladora no 1º trimestre, principalmente pela participação com o valor de R$ 147,8 milhões da BMPS, que embute R$ 69,8 milhões de equivalência da Acindar e da BMU. Entretanto, o lucro líquido da Controladora foi afetado pela despesa de amortização de ágio decorrente da reestruturação da BMPS, pelo valor de R$ 52,7 milhões, correspondente a parcela trimestral de 3/60.

A Controladora capitalizou a CAF com um valor de R$ 9,9 milhões para o replantio e a manutenção dos maciços florestais e investiu R$ 14,8 milhões basicamente em meio ambiente e melhorias na Usina de João Monlevade e Fábrica de Sabará.

In analyzing Parent Company results, the following items must be taken into due consideration:

1) BMP Siderurgia S/A - BMPS incorporated, in June 2003, operation of the Juiz de Fora unit and, on June 30, took over the Vitória and Piracicaba operations. BMPS thus concentrated the entire output of civil-construction products as well as commercialization of Belgo products through the Distribution Centers and Deposits.

2) Starting in July 2003, the Parent Company now operates the João Monlevade and Sabará units only.

Such control and equity changes have made it unfeasible to compare first-quarter results in 2004 and 2003.

However, comparing the 2004 first quarter to the last quarter in 2003 - when the new organizational structure had already been defined - shows that operating profit (EBIT) and cash generation (EBITDA) increased, respectively, 14.1% and 11.6%.

Equity earnings contributed quite significantly towards the Parent Company's 1st-quarter net profit, specially given BMPS' R$ 147.8 million participation, which includes Acindar's and BMU's R$ 69.8 million Equity earnings. However, the Parent Company's net profit was affected by premium amortization expense due to BMPS' restructuring, by the amount of R$ 52,7 million, corresponding to the 3/60 quartely installment.

The Parent Company has provided CAF with R$ 9.9 million in capital for forest stand replanting and maintenance, in addition to investing R$ 14.8 million mostly in the environment and in improving its João Monlevade and Sabará units.

Demonstração do Fluxo de Caixa da Controladora

Parent Company's Cash Flow Statement

Quadro 10 *Chart 10*

R$ milhões R$ million	2003 1T	 4T	2004 1T	Δ % 1T04 / 4T03	Δ % 1T04 / 1T03
Lucro líquido - ***Net profit***	**158,6**	**64,3**	**163,0**	**153,5**	**2,8**
Depreciações / amortizações - *Depreciation / amortization*	19,7	15,4	15,5	0,6	(21,3)
Participações em empresas controladas - *Participation in subsidiaries*	(57,7)	72,3	(178,2)		208,8
Amortização de ágio - *Premium amortization*	-	-	52,7		
Resultado da alienação do ativo permanente, líquidas - *Fixed asset sales net result*	10,2	4,8	1,3	(72,9)	(87,3)
Imposto de Renda e contribuição social diferidos *Deferred Income tax and social charges*	56,3	1,8	26,1		(53,6)
Outros (principalmente juros e var. cambial) *Others (mainly interest and exchange variation)*	(16,7)	(99,4)	15,1		
(Aumentos) reduções de ativos: - ***Assets (increase) decrease:***					
Clientes - *Clients*	13,2	(42,7)	(24,8)	(41,9)	
Estoques - *Inventories*	(8,4)	(8,8)	11,6		
Outros ativos - *Other assets*	(20,7)	71,0	(0,1)		(99,5)
Aumentos (reduções) de passivos: - ***Liabilities increase (reduction):***					
Fornecedores - *Suppliers*	(25,6)	50,8	15,6	(69,3)	
Outros passivos - *Other assets*	9,6	3,6	(38,3)		
Fluxo de caixa das atividades operacionais - ***Operating cash flow***	**138,5**	**133,1**	**59,5**	**(55,3)**	**(57,0)**
(Aquisição) alienação de investimentos *Investment (acquisition) divesting*	(4,2)	(7,1)	(9,9)	39,4	135,7
(Aquisição) alienação de imobilizado e diferido *Fixed asset and deferral (acquisition) divesting*	(57,0)	(9,8)	(14,3)	45,9	(74,9)
Fluxo de caixa das atividades de investimentos - ***Investment cash flow***	**(61,2)**	**(16,9)**	**(24,2)**	**43,2**	**(60,5)**
Aumento (redução) dos empréstimos e financiamentos *Loan and financing increase (decrease)*	(46,6)	(107,1)	50,8		
Pagamento de dividendos/juros capital próprio *Dividends/interest on equity paid out*	(79,9)	-	(133,0)		66,5
Fluxo de caixa das atividades financeiras - ***Financial activities cash flow***	**(126,5)**	**(107,1)**	**(82,2)**	**(23,2)**	**(35,0)**
Aumento (redução) das disponibilidades ***Cash and bank deposit increase (reduction)***	**(49,2)**	**9,1**	**(46,9)**		**(4,7)**
Disponibilidades no início do período *Cash and bank deposits at the start of the period*	422,2	259,9	269,0	3,5	(36,3)
Disponibilidades no fim do período *Cash and bank deposits at the end of the period*	373,0	269,0	222,1	(17,4)	(40,5)

O fluxo de caixa das atividades operacionais no 1º trimestre de 2004 somou R$ 59,5 milhões, 57% inferior ao do mesmo período do ano passado, reflexo da reestruturação organizacional.

Também, não há comparabilidade com o 4º trimestre de 2003, que embute o valor de R$ 58,0 milhões de dividendos recebidos das empresas controladas.

Operating activities' cash flow in the 1st quarter, 2004, added up to R$ 59.5 million, 57% below the figure for the same period the year before, reflecting the organizational restructuring.

This same cash flow is not fully comparable to the 4th quarter in 2003 either, when R$ 58.0 million were built in, as dividends received from the subsidiary companies.

No 1º trimestre de 2004 foram negociadas na BOVESPA 15,6 milhões de Ações Ordinárias (BELG3) e 146,7 milhões de Ações Preferenciais (BELG4).

O total de transações montou a R$ 129,5 milhões, em 1.997 negócios. O total do volume financeiro superou em R$ 77,5 milhões e o volume de negócios teve uma variação positiva de 78,9%, em relação ao mesmo período do ano passado.

As ações Ordinárias e Preferenciais tiveram uma valorização de 4,84% e 11,04%, respectivamente, sem se considerar os Juros Sobre Capital Próprio pagos em janeiro de 2004. No mesmo período o índice Bovespa desvalorizou-se 0,42%.

O valor de mercado da Belgo em 31/03/2004 era de R$ 5.129,2 milhões, contra R$ 4.754,6 milhões em 31/12/2003.

A total of 15.6 million Common Shares (BELG3) and 146.7 million Preferred Shares (BELG4) were negotiated in the São Paulo Stock Exchange (BOVESPA) in the 1st quarter of 2004.

Altogether 1,997 deals generated transactions amounting to R$ 129.5 million. Compared to the same period the year before, total financial volume increased by R$ 77.5 million and business volume enjoyed a 78.9% positive variation.

Common and Preferred Shares had their value increased by 4.84% and 11.04%, respectively, not considering Interest on Equity paid out in January 2004. The BOVESPA index underwent a 0.42% devaluation in the same period.

Belgo's market cap on 03/31/2004 was R$ 5,129.2 million, as compared to R$ 4,754.6 million on 12/31/2003.

Quadro 11 - Informações de Mercado *Chart 11 - Market Information*

	1998	1999	2000	2001	2002	2003	31/03/2004
Cotações de fechamento - *Closing quotations*							
R$ / lote de 1000 ações - *R$ / per 1,000 shares*							
Ações Ordinárias Escriturais (OE) - *Book-entry Common Shares*	78,00	112,00	129,00	130,00	359,50	620,00	650,00
Ações Preferenciais Escriturais (PE) - *Book-entry Preferred Shares*	37,00	120,00	130,99	146,67	370,00	734,00	815,00
Valor de mercado - *Market value*							
R$ milhões - *R$ million*	272,2	780,2	878,0	926,8	2.580,1	4.754,6	5.129,2
Patrimônio Líquido - *Shareholders' equity*							
R$ / lote de 1000 ações - *Per 1,000 shares*	241,81	213,20	279,77	296,60	323,34	384,11	407,50

BELGO
Grupo Arcelor

Companhia Siderúrgica Belgo-Mineira

Atendimento aos Acionistas

Transfer Agent and Register

Para o exercício de seus direitos e obtenção de informações sobre a posição de ações, os acionistas são atendidos nas agências do Banco Itaú S/A.

Transfer and register services for our shareholders are available trough the branches of Banco Itaú S/A.

Diretoria de Relações com Investidores

Investors Relations

Avenida Carandaí, 1115 - 24º andar
30130-915 - Belo Horizonte - MG - Brasil
Telefone (55 31) 3219-1245 / 3219-1240 Fax (55 31) 3219-1358
e-mail: invrel@belgo.com.br

Sede e Escritório Central Administrativo

Headquarters and Central Office

Av. Carandaí, 1115 - 18º ao 26º andar
30130-915 - Belo Horizonte - MG - Brasil
Telefone (55 31) 3219-1122 Fax (55 31) 3273-2927

www.belgo.com.br

Consolidado
(1º trimestre)
Consolidated
(1st quarter)

Receita líquida
Net Revenue

+ 15.0%
R$ 1.045,2 milhões
R$ 1,045.2 million

Margem operacional
Operating margin

27,0%
EBIT : R$ 281,7 milhões
EBIT : R$ 281.7 million

Margem EBITDA
EBITDA margin

31.2%
EBITDA : R$ 325,9 milhões
EBITDA : R$ 325.9 million

ROCE

31.6%